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                                                                       EXHIBIT P





                     CERTIFICATE OF THE SOLE STOCKHOLDER OF
                MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.


         Princeton Services, Inc., as the general partner (the "General Partner") of Merrill Lynch Asset Management, L.P. ("MLAM"), which is the holder of 10,000 shares of common stock, par value $0.10 per share, of Merrill Lynch Senior Floating Rate Fund II, Inc. (the "Fund"), a Maryland corporation, does hereby confirm to the Fund its representation that it purchased such shares for investment purposes, with no present intention of redeeming or reselling any portion thereof, and further agrees that if it redeems (by tender offer or otherwise) any portion of such shares prior to the amortization of the Fund's organizational expenses, the proceeds thereof will be reduced by the proportionate amount of unamortized organizational expenses which the number of shares being redeemed bears to the number of shares initially purchased and outstanding at the time of redemption. The General Partner, on behalf of MLAM, further agrees that, in the event such shares are sold or otherwise transferred to any other party, prior to such sale or transfer MLAM will obtain on behalf of the Fund an agreement from such other party to comply with the foregoing as to the reduction of redemption proceeds and to obtain a similar agreement from any transferee of such party.



                               MERRILL LYNCH ASSET MANAGEMENT, L.P.



                                  By: PRINCETON SERVICES, INC.,
                                      its general partner


                                  By:  /s/ Terry K. Glenn
                                  ------------------------------------
                                         Terry K. Glenn
                                         Authorized Officer




Dated:  March 19, 1999